

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 9, 2009

VIA US MAIL AND FAX (785) 856-9700
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring, Inc.
1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044

> **Re: Protection One, Inc.**
> **Protection One Alarm Monitoring, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File Nos. 001-12181-01 and 001-12181**

Dear Mr. Nevin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director